EXHIBIT 99.43

NEWS RELEASE (Q4-03-2)                                         February 5, 2003
                                                                    Page 1 of 3





YAMANA RESOURCES INC.      YAMANA ACQUIRES FAMOUS GOLD DISTRICT IN PREMIER
                           BRAZIL METAL PROVINCE
                           -----------------------------------------------------



3151 E. 29th Ave.          Yamana Resources Inc. is pleased to announce it has
Spokane, WA 99223 U.S.A.   acquired Cumaru, a famous garimpeiro gold reserve,
Tel: (509) 838 6615        and adjoining ground totaling almost 1,000 square
Fax: (509) 838-0714        kilometers in the southern Carajas region of Para
                           State, Brazil, one of the world's premier metallogenic provinces. Included are a 540,000-ounce gold resource* with significant expansion potential and a vast tract of virtually unexplored ground with prolific old alluvial gold workings and geology favorable for a variety of large gold or copper-gold lode deposits. Once considered to be Brazil's "second
                           Serra Pelada," the property is on trend and adjacent to ground currently being aggressively explored and drilled by major mining companies.

                    This acquisition is the first of several Brazilian properties that Yamana plans to pursue. Yamana believes there are many excellent opportunities for mineral explorers in Brazil, a politically stable country with largely untapped geological terrain similar to the world-class mineral settings of other expansive shield areas in Canada, Australia and Africa. The Carajas region in the southeast part of the Amazon Craton appears especially promising and will be the focus for Yamana's ongoing efforts in Brazil.

                    The Carajas region, historically famous for its world-class deposits of iron, nickel, manganese and gold, has recently become one of the world's premier regions for iron oxide-copper-gold (IOCG) deposits. Since the discovery of the huge Olympic Dam deposit in Australia in the 1970s, IOCG deposits have been aggressively sought worldwide by major mining companies, with no metallogenic province to date yielding more giant discoveries than the Carajas region. Important discoveries include Salobo (784 Mt @ 0.96% Cu,
                    0.52 g/t Au),  Crystalino  (500 Mt @ 1.3 % Cu, 0.3 g/ t Au),
                    Sossego (355 Mt @ 1.1 % Cu, 0.28 g/ t Au), and Alemao Bahia (170 Mt @ 1.5% Cu, 0.80 g/ t Au). The potential of this newly recognized copper-gold region to contain many more large discoveries has caused a flurry of exploration, including intense drilling activity by Codelco (in joint venture with Barrick) on ground adjacent to Yamana's new property in the south part of the Carajas region.

                    Yamana's   acquisition  includes  the  970-square  kilometer
                    Cumaru  Garimpeiro  Reserve  and  the  adjoining   17-square
                    kilometer Gradaus mining property. Gradaus consists of partially developed private ground with an active mining

NEWS RELEASE (Q4-03-2) Continued                                February 5, 2003
                                                                     Page 2 of 3


                    license and a modern operations camp. The adjacent and much larger Cumaru reserve is the site of widespread, extensive alluvial workings (now inactive) from which an undocumented but apparently large amount of gold was extracted by more than 10,000 miners during the early-1980s. This tract until now was held exclusively by the Comaroo Garimpeiro Cooperativa and has never been explored by modem methods.

                    Gradaus has seen two generations of mining: illegal, scattered garimpeiro activity exploiting shallow alluvial gold in the early-1980s, and an organized mining effort by the Gradaus property owners in the early-1990s. The latter effort, consisting of an open pit operation and a gravimetric-heap leach plant, recovered about 400,000 ounces gold over a 4-year period from veins in oxidized bedrock beneath the garimpeiro workings in one small part of the property. Limited exploration carried out during this period, including 2,260 meters of diamond core drilling to an average depth of 115 meters, outlined additional gold-rich oxide and primary material beneath the open pit. This unmined resource reportedly contains about 540,000 ounces gold at a grade of 8.35 g/t*. The resource is said to remain open in both directions on strike and to depth.

                    The Cumaru-Gradaus region is underlain by greenstones and granitic to gabbroic intrusives of Late Archean age, and by platform sediments and volcanics of Early Proterozoic age. The Gradaus resource and many of the old alluvial gold workings occur near the top of the Cumaru Stock, an elliptical granodiorite body that intrudes the Gradaus Greenstone Belt. Gold occurs as high-grade veins in shear zones cutting the edge of the stock and as low-grade disseminations in the alteration envelope surrounding the stock. Much of the gold at Gradaus may be directly related to the stock, perhaps an example of porphyry-style gold deposition. An unusual number of alluvial gold workings are localized along an 8-kilometer elliptical belt that follows the margin of the stock. The only part of this belt that has been explored at depth, however, is the 1.5-kilometer segment that includes the Gradaus mine and resource. Yamana believes the remainder of this belt is a high potential area in which exploration could add significant resources similar to those at Gradaus.

                    Elsewhere in the area, gold shows and alluvial workings occur prolifically within the widespread sediments and volcanics of the greenstone assemblage and to a lesser extent in the overlying platform assemblage. Gold is associated with a variety of lithologies, most importantly with bedded iron oxide-rich

NEWS RELEASE (Q4-03-2) Continued                                February 5, 2003
                                                                     Page 3 of 3




                    units ("banded iron formation") in the greenstone, often with copper minerals and occasionally with cobalt or molybdenum. Unconfirmed sulfide-rich samples containing up to 1.6% copper and 229 g/t gold have been reported. These occurrences suggest exploration potential for a variety of lode gold targets and more importantly possible IOCG targets. The Gradaus Greenstone Belt has only recently received attention from a number of major companies searching for IOCG deposits. Yamana believes the CumaruGradaus area has never been examined on the ground with IOCG targets in mind.



                    * This resource information is taken from the following report published by the Brazil government under auspices of the Secretary of Mines and Metallurgy: M.T. Faraco et. al., 1996; Carta Metalogenetica da Provincia de Carajas - SE do Estado do Para, Folha Araguaia (SB-22); Nota Explicativa, Belem, CPRM. Yamana is not aware of the reserve or resource categories used in establishing what this report states as a "reserve." Yamana emphasizes that this resource estimate is not compliant with Canada's National Instrument 43-101 standards and should not be relied upon as having the same validity as resources reported under those standards.



For further information, contact:

Victor H. Bradley                             Toronto Stock Exchange Symbol: YRI
President and CEO                               Home Page: http://www.yamana.com
E-mail: Investor@yamana.com               Tel: (509) 838-6615 Fax: (509) 8380714


FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this release, and Yamana's future plans are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Yamana does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.